SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.     )*

UBS Group AG

(Name of Issuer)

Ordinary shares, par value CHF 0.10 per share

(Title of Class of Securities)

H42097107

(CUSIP Number)

December 10, 2014**

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	End of additional acceptance period of the Public Exchange Offer by UBS Group AG for UBS AG shares

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CUSIP No. H42097107	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 245,678,975 *
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 245,678,975 *
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,678,975
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.07%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 3,475,356,441 ordinary shares, par value CHF 0.10 per share, reported as the share capital of UBS Group on Form 6-K filed with the Securities and Exchange Commission on November 26, 2014.

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CUSIP No. H42097107	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

UBS Group AG

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Bahnhofstrasse 45

CH-8001 Zurich, Switzerland

Item 2(a).	Name of Person Filing:

GIC Private Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

168, Robinson Road

# 37-01, Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

Singapore

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value CHF 0.10 per share

Item 2(e).	CUSIP Number:

H42097107

Item 3.	If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. H42097107	Page 4 of 6 Pages

Item 4.	Ownership.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
Person	No of Securities Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]
GIC Private Limited[2]	245,678,975	245,678,975	0	245,678,975	0

1	GIC Private Limited (“GIC”) is a fund manager for the Government of Singapore (“GoS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 245,678,975 securities beneficially owned by it.
2	GIC disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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CUSIP No. H42097107	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. H42097107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2014

GIC Private Limited

By:	/s/ Jimmy Teo	/s/ Lim Eng Kok
	Jimmy Teo	Lim Eng Kok
	Senior Vice President	Senior Vice President